                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                          Hollywood Partners.com, Inc.
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                                (Name of Issuer)


                          Common Stock, par value $.0001
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                         (Title of Class of Securities)


                                   435904107
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                                 (CUSIP Number)

                              DYDX Consulting LLC
                       c/o Nightingale Conant Corporation
                            7300 North Lehigh Avenue
                             Niles, Illinois 60714
                          Attention: Nikolas Konstant
                                 (847) 647-0306
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 20, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 435904107               13D                        PAGE 2  OF 6  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

     DYDX Consulting LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X](1)
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,619,629 (2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,619,629 (2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,619,629 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO Limited Liability Company
--------------------------------------------------------------------------------

(1) See disclaimer in Item 5 below.
(2) As described in Item 2 below, as of the date of this filing, based on public information currently available, Vitafort International Corporation ("Vitafort") owns 4,619,629 shares; Nikolas Konstant owns 6% of the shares of common stock of Vitafort individually, DYDX Consulting LLC ("DYDX") owns 42% of the shares of common stock of Vitafort, which may be attributed to Mr. Konstant as the sole member and manager of DYDX.
(3) Through the direct and indirect ownership of 48% of the shares of common stock of Vitafort, Mr. Konstant or DYDX may be deemed to have shared voting and shared dispositive power over the 4,619,629 shares of the Company owned by Vitafort.

CUSIP NO. 435904107               13D                        PAGE 3  OF 6  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nikolas Konstant
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X](1)
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    280,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,619,629 (2)(3)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    280,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,619,629 (2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,899,629 (2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     59%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1)  See disclaimer in Item 5 below.
(2) As described in Item 2 below, as of the date of this filing, based on public information currently available, Vitafort International Corporation ("Vitafort") owns 4,619,629 shares; Nikolas Konstant owns 6% of the shares of common stock of Vitafort individually, DYDX Consulting LLC ("DYDX") owns 42% of the shares of common stock of Vitafort, which may be attributed to Mr. Konstant as the sole member and manager of DYDX.
(3) Through the direct and indirect ownership of 48% of the shares of common stock of Vitafort, Mr Konstant (or DYDX) may be deemed to have shared voting and shared dispositive power over the 4,619,629 shares of the Company owned by Vitafort.

Item 1.  Security and Issuer.

         The title of the class of the equity securities to which this Statement relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Hollywood Partners.com, Inc. (the "Company"). The address of the principal executive offices of the Company is 1800 Avenue of the Stars, Suite 480, Los Angeles, California 90067.

Item 2.  Identity and Background.

         (a) The record holder of the 280,000 shares of Common Stock to which this Statement relates is Nikolas Konstant. Mr. Konstant owns 80,000 shares of Common Stock of the Company, and has been granted warrants to purchase 200,000 shares of Common Stock of the Company. The record holder of the 4,619,629 shares of Common Stock to which this Statement relates is Vitafort International Corporation, a Delaware corporation ("Vitafort"). DYDX Consulting LLC, an Illinois limited liability company ("DYDX") and Mr. Konstant are record holders of certain shares of Common Stock of Vitafort. Mr. Konstant is the sole member/manager of DYDX. DYDX is the beneficial owner of 42% of the shares of Common Stock of Vitafort, and Nikolas Konstant is the beneficial owner of 48% of the shares of Common Stock of Vitafort. All of the outstanding membership interests in DYDX are held by Mr. Konstant, who is also the sole manager of DYDX. DYDX and Mr. Konstant are referred to in this statement collectively as the "Reporting Persons."

         (b) The business address of each of the Reporting Persons is 7300 North Lehigh Avenue, Niles, Illinois 60714.

         (c) The principal business of DYDX is investment and business and financial advisory and consulting. Mr. Konstant is a private investor and provides business and financial advisory and consulting services.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

         (f)   Mr. Konstant is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Konstant acquired 80,000 shares of the Company as compensation for services rendered to the Company, representing approximately 1% of the Company. Mr. Konstant was granted warrants to purchase 200,000 shares of the Company on September 29, 1999, which are currently exercisable and expire on September 28, 2002, representing approximately 2.4% of the Company.

         Vitafort acquired 5,000,000 shares of the Company pursuant to a Share Exchange and Reorganization Agreement dated September 13, 1999. As of the date of this filing, based on public information currently available, Vitafort owns 4,619,629 shares of the Company. Mr. Konstant acquired 297,000 shares of Common Stock of Vitafort using personal funds, representing approximately 6% of Vitafort. DYDX exchanged 375,000 shares of common stock of Electric City Corporation for 6,000,000 shares of Common Stock of Vitafort plus an irrevocable proxy to vote 1,813,795 shares of Common Stock of Vitafort pursuant to a Stock Swap Agreement, dated April 20, 2000, representing approximately 42% of Vitafort.

Item 4.  Purpose of Transaction.

         The Reporting Persons hold the Common Stock to which this Statement relates for purposes of investment. None of the Reporting Persons presently has any plan or proposal which relates to or would result in any transaction of the types described in Item 4 (a) through (j) of Schedule 13D.




                          (Page 4 of 6 Pages)

Item 5.  Interest in Securities of the Issuer.

         (a) The following table sets forth the aggregate number and percentage of the Common Stock which may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Act"), be deemed to be beneficially owned by each Reporting Person.


        Reporting Person       Shares Beneficially Owned      Percentage Beneficial Ownership
        ----------------       -------------------------      -------------------------------

        DYDX Consulting LLC    4,619,629 (3)                  55%
        Nikolas Konstant       4,899,629 (3)                  59%


          (b) The power to vote and the power to dispose of the 4,619,629 shares of Common Stock is shared with Vitafort. The business address of Vitafort is 1800 Avenue of the Stars, Suite 480, Los Angeles, California 90067. The principal business of Vitafort is developing and marketing healthy snacks under company owned brands. To the knowledge of the Reporting Persons: (i) during the last five years, Vitafort has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors; and (ii) during the last five years, Vitafort was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

               Neither the filing of this Statement nor its contents shall be deemed an admission that the Reporting Persons are part of a "group" with Vitafort (as defined in Item 2), and the Reporting Persons expressly disclaim formation of a "group" with Vitafort and expressly disclaim beneficial ownership of the Common Stock held by Vitafort.

          (c)  Not Applicable.

          (d) The following table sets forth the persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,619,629 shares of Common Stock held of record by Vitafort, and the 280,000 shares of Common Stock held of record by Mr. Konstant.


               Person                        Percentage Interest
               ------                        -------------------

               Nikolas Konstant (3)          100%


          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Not  Applicable.

Item 7.        Material to Be Filed as Exhibits.

               Not Applicable.




--------------

(3) Through the direct and indirect ownership of 48% of the shares of common stock of Vitafort, Mr. Konstant (or DYDX) may be deemed to have shared voting and shared dispositive power over the 4,619,629 shares of the Company owned by Vitafort.


                               (Page 5 of 6 Pages)

SIGNATURES


         After reasonable inquiry and to the best of his or its knowledge and belief, each Reporting Persons certifies that the information set forth in this Statement is true, complete and correct.



         August 21, 2000           DYDX Consulting LLC



                                   By   /s/ Nikolas Konstant
                                     ------------------------------
                                        Nikolas Konstant
                                        Managing Member


                                        /s/ Nikolas Konstant
         August 21, 2000             ------------------------------
                                        Nikolas Konstant









































                               (Page 6 of 6 Pages)